

Keefe, Bruyette, & Woods
2010 Community Bank Conference
July 27-28, 2010
New York, NY

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q's as of March 31, 2010, which is available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2009 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco ®

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.4 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 112 banking offices + Pittsburgh Business Loan Office

  - 134 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

An Expanding Franchise in Contiguous Markets: 113 banking offices


Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Huntington
Frankfort
Lexington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved

- Ranked #1-3 in deposit market share in 14 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/09 Deposit Market Share Data

WesBanco

Marcellus Shale Play

- Area five times as large as Barnett Shale – primarily in WV & PA, parts of NY & OH.
- PSU study suggests 200k jobs created by Marcellus drilling activity by 2020.
- Total estimated economic activity by 2020 - $19 B.
- Portion relating to WV - $3 B.
- WSBC in 10 out of 32 counties in WV with activity.
- Top 5 in deposit share in five of those counties.
- Over 1,000 Marcellus wells drilled to date in WV.



Map Source: Oil & Gas Financial Journal through Sterne Agee; data from Pennsylvania State University College of Earth and Mineral Sciences Research Study of 5/24/10..

WesBanco

Growth by Acquisition:
A WSBC Core Competency

(MM)



Acquired Assets: 2002 to 2Q2010 = $3.6B

- Focused on higher growth metro markets and enhanced market share

- Five acquisitions in seven years – assets more than doubled since 2001

- A history of successful consolidations

- Acquired 5 branches In Columbus in 2009

WesBanco

Recent Accomplishments

- **Completed Amtrust branch acquisition, adding $600 million in deposits and enhancing overall bank liquidity while moving to #9 in market share in Columbus, OH.**

- **Paid back $75 million in TARP without common raise.**

- **Earnings for 2009 and first half of 2010 compare favorably to peer banks and are improving.**

- **Implemented new internet banking platform and mobile banking application.**

- **Improved market presence in attractive Morgantown, WV market.**

WesBanco

For the Six Months Ended – June 30 Performance Comparison

($000's except per share data)	2Q 2010	2Q 2009	%Δ
Net Income Available to Common Shareholders	$16,149	$9,082	+ 77.8%
Diluted Earnings Per Share	$0.61	$0.34	+ 79.4%
Loan Loss Provision	$23,175	$19,819	+ 16.9%
Return on Average Assets	0.60%	0.33%	+ 81.9%
Return on Average Tangible Equity	10.96%	6.39%	+ 71.6%
Net Interest Margin (FTE)	3.57%	3.31%	+ 7.7%
Efficiency Ratio	61.07%	67.59%	- 9.6%

WesBanco®

Quarterly Performance Comparison

($000's except per share data)	%Δ 2Q-10 vs. 2Q-09	%Δ 1Q-10 vs. 1Q-09	%Δ 4Q-09 vs. 4Q-08	%Δ 3Q-09 vs. 3Q-08
Net Income Available to Common Shareholders	+ 75.8%	+ 80.0%	+ 32.0%	- 79.8%
Diluted Earnings Per Share	+ 72.2%	+ 76.5%	+ 28.6%	- 79.1%
Loan Loss Provision	+ 13.7%	+ 20.4%	- 4.6%	+ 150.9%
Return on Average Assets	+ 56.4%	+ 41.1%	+ 17.1%	- 56.7%
Return on Average Tangible Equity	+ 63.0%	+ 80.8%	+ 35.5%	- 53.8%
Net Interest Margin (FTE)	+ 12.3%	+ 2.9%	- 6.8%	- 9.5%
Efficiency Ratio	- 12.2%	- 6.9%	+ 3.4%	- 2.1%

WesBanco

ROAA: Pre-Tax, Pre-Provision, Pre-TARP



Strong Capital Base



Legend:
- Tangible Equity / Tangible Assets
- Total Risk Based Capital

WesBanco®

Ann. Net Charge-offs / Avg. Loans



- National Peer Group = Average of 103 banks nationwide with assets between $2-$10 B.
  Source: SNL Financial **(2nd Quarter Peer Data Unavailable)**

NPA + ≥ 90 PD Loans / Total Loans + OREO



■ WSBC   ■ National Peers*

	1Q'09	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10
WSBC	2.24%	2.67%	2.82%	2.70%	3.21%	3.10%
National Peers*	3.49%	4.14%	4.70%	5.24%	5.40%	

- National Peer Group = Average of 103 banks nationwide with assets between $2-$10 B.
  Source: SNL Financial **(2nd Quarter Peer Data Unavailable)**

WesBanco

Improving Credit Infrastructure: 2010 Initiatives

- Added more staff to Special Assets and credit risk management

- Conducted skills assessment to identify and prioritize opportunities for lender development

- Initiated additional formal credit training program for commercial & retail sales force

- Centralized underwriting and administration for small business lending; expanded delivery channels

- Strengthened loan review process; initiated monthly meetings with lenders to channel local market intelligence to regional and corporate levels on a monthly basis

WesBanco

2010 Initiatives

• **Continue balance sheet restructuring to improve capital & efficiency and interest rate sensitivity.**

• **Improve regulatory capital above new "unofficial" well-capitalized ratios.**

• **Promote margin expansion through enhanced marketing of low cost accounts, management of loan/deposit rates, and paydown of borrowings.**

• **Improve overall credit quality by segregating small business sales & underwriting, increased monitoring focus on larger credits and expanded workout staffing.**

WesBanco

2010 Initiatives (con't.)

- **Improve fee income by expanding treasury management focus and increasing sales of non-traditional products such as trust, brokerage and insurance.**

- **Control non-interest expenses through improved monitoring processes and technology initiatives.**

- **Monitor opportunities for selective acquisitions in-market.**

WesBanco®

Wealth Management Services

- $2.6B of assets under management/custody.
- Over 5,000 trust relationships.
- 4 locations in WV & OH
- Improving performance as asset values recover.
- Product capabilities:
  - Trust
  - Investment mgmt.
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage
  - Retirement plans



Assets Under Management ($B)
Management Fees ($MM)

$15.0 $16.2 $14.9 $13.7 $15.4

$3.0 $3.1 $2.4 $2.7 $2.6

2006   2007   2008   2009   2Q'10
                                Annualized

WesBanco
Trust and Investment Services

Significant Liquidity

- **Loan-to-deposit ratio decreased to 83% at 6/30/10, down from 103% pre-Amtrust branch purchase.**

- **Reduced reliance on wholesale funding (borrowings and brokered CDs); < 16% of total assets.**

- **Securities portfolio of $1.3B highly liquid; 53.5% unpledged and $28 MM in net unrealized gains.**

- **Available lines of credit, including approximately $1B from FHLB, $145 million of bank lines, $146 million Fed borrower-in-custody line & parent co. line of $25 MM.**

- **Average interest-bearing cash with Fed of over $100 MM.**

WesBanco

Securities Portfolio – Quality & Liquidity

Securities = $1.27 B
~24% of total assets



Mortgage-Backed & CMOs, 47.1%

Agencies & Bonds 23.2%

Municipals, 29.2%

Equities & Other, 0.5%

- Average portfolio yield of 4.18% YTD.
- WAL approx. 4 years.
- Over 53% unpledged.
- Minimal private label CMO's, equities or corporate/ABS securities.
- Net unrealized securities gains of $28 million at 6/30/10.

WesBanco

Municipal Bond Portfolio Characteristics

- Portfolio comprised of $367 million of tax exempts and taxable Build America Bonds.

- Approximately 89% are local issuers, all bank-qualified.

- G.O.'s are 77% of total; 23% local revenue bonds.

- 93% rated, with 69% rated AA (or its equivalent) or higher. Only 5.5% below A – all are investment grade.

- About 47% in held to maturity – longer dated maturities.

- Average tax equivalent yield - 6.1%; duration approximately five years.

- Average size of each issue is $515 thousand. Issuer limit of $3 million.

WesBanco

Diversified Loan Portfolio

Total Loans = $3.42 B

Comm. Real Estate = $1.77 B







Conservative Exposure to Potential Problem Loan Areas

WSBC is Below Regulatory CRE Guidelines

	Exposure[1] ($Millions)	% of RBC[2]	Regulatory Guideline
Land, Construction & Development	$309	71%	100%
Investor-Owned Commercial	$619	142%	N/A
Investor-Owned Multi-Family	$175	40%	N/A
Total Land, C&D, and Investor-Owned	$1,103	253%	300%

[1] Total Loans Outstanding

[2] Total Bank Risk-Based Capital = $436,785 at 6/30/10

WesBanco

Net Interest Margin



Growing & Diversified Noninterest Income



Other (Sec. Gains, BOLI, etc.)
Service Charges & Fees
Insurance
Securities brokerage
Trust
($MM)
$40.4
$52.9
$57.3
$65.0
$59.7
$0
2006
2007
2008
2009
2Q'10
Annualized

- Noninterest income contributes 27% of 2010 YTD revenue.
- Non-bank offerings (trust, insurance, securities) contribute over $23 million in 2010 annualized revenue.
- Trust fees are up 10.6% from 2Q '09.

WesBanco®

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	June 30, 2010	Mar. 31, 2010
Up 1% Rate Shock	+2.6%	+2.0%
Up 2% Rate Shock	+2.0%	-0.3%
Up 3% Rate Shock	+0.8%	-2.9%
Up 2% Rate Ramp	+2.9%	+2.6%
Down 1% Rate Shock	-3.4%	-1.8%

WesBanco

Peer Group – Price / Tangible Book Value

Price / Tangible Book Value (X)



(X)
Recent Common Equity Raise*
Redeemed TARP / Did Not Receive
Still Has TARP
Median (Excl. WSBC): 1.35x
3.00
2.25
1.50
0.75
0.00
2.36
2.03
1.89
1.72
1.70
1.37
1.36
1.33
1.10
1.04
0.98
0.93
0.75
UBSI
STBA
FNB
PRK
CHCO
ONB
WSBC
FFBC
PEBO
SRCE
FCF
FRME
MSFG

	UBSI	STBA	FNB	PRK	CHCO	ONB	WSBC	FFBC	PEBO	SRCE	FCF	FRME	MSFG
TCE/ TA (%)	6.20	7.09	5.85	7.66	9.79	8.62	6.06	9.76	7.12	8.81	7.55	5.19	6.03
NPAs / Loans + OREO (%)	1.84	2.94	3.10	5.95	1.37	2.06	3.05	1.98	3.39	3.57	4.26	4.50	5.67
Stock Price ($)	24.53	20.57	7.97	62.94	27.39	10.36	15.85	14.53	14.51	16.47	5.29	8.01	6.24

Source: SNL Financial and FactSet Research Systems
Peer group includes select banks located in Western Pennsylvania, Ohio, Indiana and West Virginia with assets between $1 billion and $10 billion
Data as of 3/31/10; Pro forma for pending and recently completed whole bank acquisitions and capital raises; excludes IBNK as price / tangible book is not meaningful
** Common equity offerings since January 2008*
Market data as of 5/25/2010

WesBanco

Peer Group – Price / Normalized Earnings

Price / Normalized Earnings (x) [1]



Source: Pricing data per FactSet Research Systems
(1) Normalized earnings estimates per KBW Research; PRK, FRME, SRCE, UBSI and PEBO normalized earnings estimates not available
Data through 5/25/2010

WesBanco

Current Market Update

Market Performance – Cycle-to-Date



120.0%
80.0%
40.0%
0.0%
6/30/2007
4/3/2008
1/6/2009
10/9/2009
7/16/2010
WesBanco, Inc. (-46.27%)
KBW Regional Banking Index (-48.99%)
KBW Bank Index (-58.31%)
S&P 500 Index (-29.17%)

Market Performance – YTD



180.0%
160.0%
140.0%
120.0%
100.0%
80.0%
12/31/2009
2/18/2010
4/8/2010
5/27/2010
7/16/2010
WesBanco, Inc. (+ 28.44%)
KBW Regional Banking Index (+ 4.54%)
KBW Bank Index (+ 10.18%)
S&P 500 Index (-4.50%)

Source: FactSet Research Systems

WesBanco

Research Analyst Coverage

Investment Bank	Current Rating	2010 EPS Estimate	2011 EPS Estimate
Keefe, Bruyette, & Woods	Market Perform	$1.15	$1.20
Macquarie	Neutral	$1.20	$1.50
Sterne Agee	Neutral	$1.20	$1.34
Boenning & Scattergood	Neutral / Moderate	$1.20	$1.53
Janney Capital Markets	Neutral	$1.17	$1.40
Rodman & Renshaw	Market Outperform	$1.18	$1.50
Stifel Nicolaus	Buy	$1.00	$1.54
	CONSENSUS	**$1.16**	**$1.43**

WesBanco

Investment Rationale

Stability, Diversity and Capital Strength

- Strong regulatory capital

- Proven acquisition-oriented growth strategy

- Improving liquidity

- Asset quality compares favorably with peers

- Diverse earnings stream

- Positioned for rising rates

- Improving stock performance

WesBanco

Appendix: Loan Totals by Market ($ millions)

	Commercial	Retail	Total Loans
Upper Ohio Valley	$ 448	$ 409	$ 857
North Central WV	226	187	413
Parkersburg	208	88	296
Kanawha Valley	65	37	102
Western PA	191	15	207
Total East Markets	**$ 1,138**	**$ 737**	**$ 1,875**
Central Ohio	538	148	686
Southwest Ohio	379	170	549
Southeast Ohio	160	136	296
Total West Markets	**$ 1,078**	**$ 455**	**$ 1,532**
Total Bank	**$ 2,215**	**$ 1,192**	**$ 3,407**

WesBanco

Appendix: Credit Quality Per Market ($ thousands)

	90 Day PD & Accruing	Non-Accrual	Reneg. Loans	Other RE Owned
Upper Ohio Valley	$ 1,039	$ 7,796	$ 5,858	$ 1,713
North Central WV	1,120	804	524	333
Parkersburg	340	2,434	432	339
Kanawha Valley	39	2,627	N/A	396
Western PA	327	2,756	250	150
Total East Markets	**$ 2,865**	**$ 16,417**	**$ 7,064**	**$ 2,931**
Central Ohio	545	18,605	8,685	706
Southwest Ohio	665	26,713	13,260	859
Southeast Ohio	752	3,346	460	187
Total West Markets	**$ 1,960**	**$ 48,664**	**$ 22,405**	**$ 1,752**
Total Bank	**$ 4,825**	**$ 65,081**	**$ 29,469**	**$ 5,883 ***

* - Includes $1.2 Million for bank-owned hospitality property.

WesBanco

